FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending April 2014

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
-

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN OR INTO ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF THAT JURISDICTION

Issued: Tuesday 22 April 2014, London UK - LSE Announcement

GSK announces major 3-part transaction with Novartis to drive sustainable sales growth, improve long-term earnings and deliver increasing returns to shareholders

GlaxoSmithKline plc (LSE/NYSE:GSK) today announces a major 3-part inter-conditional transaction with Novartis AG involving its Consumer Healthcare, Vaccines and Oncology businesses (the "Transaction"). In summary:

• GSK and Novartis will create a new world-leading Consumer Healthcare business with 2013 pro forma revenues of £6.5 billion. GSK will have majority control with an equity interest of 63.5%

•      GSK will acquire Novartis' global Vaccines business (excluding influenza vaccines) for an initial cash consideration of $5.25 billion with subsequent potential milestone payments of up to $1.8 billion and ongoing royalties

•      GSK will divest its marketed Oncology portfolio, related R&D activities and rights to its AKT inhibitor and also grant of commercialisation partner rights for future oncology products to Novartis for an aggregate cash         consideration of $16 billion (of which up to $1.5 billion depends on the results of the COMBI-d trial)

• GSK shareholders to receive £4 billion capital return funded by net cash transaction proceeds and expected to be delivered via a B share scheme

•      Transaction expected to be accretive to core EPS from first year, reflecting execution of intended B share scheme, and thereafter with growing contribution from 2017 as projected cost savings and new growth opportunities         are delivered

• Transaction is expected to complete during the first half of 2015 subject to approvals

Sir Andrew Witty, Chief Executive Officer, GSK said:

"This proposed 3-part transaction accelerates our strategy to generate sustainable, broadly sourced sales growth and improve long-term earnings.

"Opportunities to build greater scale and combine high quality assets in Vaccines and Consumer Healthcare are scarce. With this transaction we will substantially strengthen two of our core businesses and create significant new options to increase value for shareholders.

"The Novartis OTC portfolio is highly complementary to GSK's and has many well-known, widely recommended brands such as Voltaren, Excedrin, Otrivin, and Theraflu. Together, we will create the world's premier OTC business with clear opportunities to accelerate revenue growth.

"The acquisition of Novartis' Vaccines business will significantly enhance the breadth of our vaccines portfolio and pipeline, notably in meningitis, with the addition of Bexsero, an exciting new vaccine for prevention of meningitis B. The acquisition will also strengthen our manufacturing network and reduce supply costs.

"The third part of this transaction would see divestment of our Oncology portfolio to Novartis.  Over the last six years we have made excellent progress to develop a series of innovative medicines. This transaction provides us with a unique opportunity to crystallise an attractive value for this portfolio and allow these medicines to benefit from Novartis' global scale in this area.

In financial terms, this transaction significantly exceeds our return criteria and delivers accretion to core earnings per share in year one and then with a growing contribution over time, particularly in 2017, as growth opportunities and projected cost savings are delivered.

"We also expect to return £4 billion to shareholders following completion of this transaction, whilst maintaining a strong capital base and our commitment to increasing dividends.

"Finally, and very importantly, this transaction strengthens GSK's offering to patients and consumers. We will expand our portfolio to both help treat illness and prevent disease, and we will broaden our scope to improve human health with the acquired R&D and innovation expertise."

Strategic highlights

Balanced set of core businesses and strengthened R&D

The proposed Transaction would increase GSK's annual revenues by £1.3 billion to £26.9 billion (on a 2013 pro forma basis) and fundamentally re-shape GSK's revenue base. These revenues would be split across Pharmaceuticals 62%, Consumer Healthcare 24% and Vaccines 14%.

Following completion, around 70% of GSK's revenues would be focussed around four key franchises: Respiratory, HIV (ViiV Healthcare), Vaccines and Consumer Healthcare. All of these franchises operate in growing markets with new and market-leading brands and products manufactured in protected technologies.

Of the remaining revenue base, approximately 14% of sales would reside in GSK's Established Products Portfolio (EPP). GSK is currently reviewing this portfolio to ensure the Group evaluates all options to maximise its value.

As a result of this transaction, GSK's late-stage development pipeline would be further strengthened with the addition of 4 new candidate vaccines from Novartis. In total, GSK would have around 45 NMEs in Phase II/III clinical development. In Consumer Healthcare, both GSK and Novartis have strong track-records of brand innovation and creating scientifically differentiated products with ~15% of combined sales generated from innovation launched in recent years.

Creating a new world-leading Consumer Healthcare business

Following completion of the transaction, GSK will be a global leader in Consumer Healthcare with revenues of £6.5 billion, on a 2013 pro forma basis. The new business will hold category leading positions and brands in Wellness, Oral health, Nutrition and Skin health, combining OTC and FMCG capabilities and expertise.

In Wellness, the new combination's £3.4 billion complementary portfolio will create the world's largest OTC business with the leading position in more than 35 countries around the world.

The combination is geographically well-matched. Novartis' portfolio has had relatively limited exposure to high growth emerging markets and this presents multiple new growth opportunities for several major brands and innovations, notably Voltaren, Excedrin and Otrivin. Similarly, GSK's brands would benefit from exposure to Novartis' highly successful CIS, Central and Eastern European business.

The combination also creates a more competitive business.  With leading positions in most of the categories in which it operates, the combination will have excellent customer insight and ability to offer retailers better shopper experiences. The combination will also have significant mass market, pharmacy and expert selling capabilities with sales personnel throughout the world. The business will also have access to world-leading science capabilities and to new Rx/Cx switch opportunities from both parent companies.

Emma Walmsley has been appointed as Chief Executive Officer Designate of the new business and will be a member of its Board. Sir Andrew Witty will be Chairman of the Board. The Board will comprise directors from both GSK and Novartis.

Strengthening global leadership in Vaccines

The acquisition of Novartis' global Vaccines business (excluding influenza vaccines) further improves GSK's position as the world's leading global vaccines supplier. Demand for vaccination remains significant with the global vaccine market projected to grow approximately 10% per annum over the next 10 years.

The transaction will strengthen the breadth of GSK's portfolio, notably in meningitis, including the addition of Bexsero, a new vaccine for prevention of meningitis B and a further candidate vaccine in late-stage development, MenABCWY.

This portfolio expansion will be of benefit to GSK in all markets and notably in the USA, where Novartis has a strong track record of delivery. GSK's significant presence in emerging and developing markets will also provide new opportunities for introduction and growth of Novartis' vaccines.

GSK and Novartis' Vaccines R&D organisations are highly complementary, bringing together respective expertise in virology, bacterial infection and different adjuvant platforms. The new business would have more than 20 different vaccines in development, including assets to prevent hospital and maternal infections and diseases prevalent in developing countries such as malaria and tuberculosis.

The acquisition is expected to strengthen GSK's manufacturing network and increase overall capacity, notably with the addition of Novartis' secondary packaging and supply facilities in Rosia, Italy and Marburg, Germany. GSK would also acquire new manufacturing sites in India and China. In addition, the integration of the supply of a number of key antigens, currently provided to GSK by Novartis, will provide immediate improvements and enhance the future flexibility of the business, particularly in paediatric vaccines.

Realising value for Oncology

GSK has agreed to divest its marketed Oncology portfolio, related R&D activities and rights to its AKT inhibitor and also grant commercialisation partner rights for future oncology products to Novartis for an aggregate cash consideration of $16 billion. Up to $1.5 billion of this amount depends on the results of the COMBI-d trial, a Phase III study evaluating the safety and efficacy of the combination of Tafinlar (BRAF) and Mekinist (MEK) versus BRAF monotherapy.

For GSK, this part of the Transaction represents a unique opportunity to crystallise an attractive value for its marketed portfolio and provide Novartis with the opportunity to leverage its global scale in this therapy area and deliver new growth and development opportunities for these products.

GSK's R&D in oncology will continue with programmes to investigate potential new treatments in areas of cancer immunotherapy, epigenetics, and tumour environment.

Financial implications

Sales and earnings benefits

The proposed Transaction significantly exceeds GSK's returns criteria and the company expects to realise benefits to sales and earnings as a result of it. The Transaction would increase overall GSK revenues by £1.3 billion to £26.9 billion, on a 2013 pro forma basis.

The Transaction is expected to be accretive to core earnings per share from the first year, reflecting the execution of the intended B share scheme, and is expected to make a growing contribution to earnings thereafter, especially from 2017, as the delivery of cost savings, new product launches and re-introduction of Novartis' OTC products accelerates. GSK's operating margins would reflect changes to GSK's revenue mix which result from the Transaction.

New revenue growth opportunities are expected in both Vaccines and Consumer Healthcare as a result of the Transaction and future revenues would also reflect the benefits from recent restructuring and investment by Novartis. In Consumer Healthcare, sales would reflect the re-supply of certain products manufactured at Novartis' facility in Lincoln, Nebraska following remediation activities at the site. Production and re-supply of these products is expected to increase and be phased in over the next 2 years.

Cost savings

GSK estimates that total annual cost savings of £1 billion could be achievable by the fifth full year following closing. The delivery of these potential savings is expected to be phased with approximately 50% delivered by year three and the full amount by year five. GSK intends to reinvest approximately 20% of cost savings to support innovation and expected new product launches across the Group, wherever returns are most attractive.

Total costs to deliver these savings are estimated to be £2 billion, split approximately evenly between cash and non-cash charges.

Contributions to the total cost savings are estimated to be approximately 40% from Consumer Healthcare, 40% from Vaccines and 20% from savings associated with the divestment of GSK's Oncology portfolio. These estimates are subject to further detailed implementation planning post closing.

Potential cost savings would be generated from reductions in selling and administrative costs, removal of infrastructure overlaps and reduced third party contracting as well as through improvements in manufacturing costs. The new GSK businesses would also expect to benefit from new economies of scale and earn greater returns from leveraging sales, distribution and purchasing opportunities across its broader global platform.

The companies will conduct consultations on cost savings proposals with staff, works councils, trade unions and other employee representatives in line with local practice and in accordance with applicable employment legislation.

Shareholder information

Approvals

The Transaction constitutes a Class 1 transaction for the purposes of the FCA's Listing Rules and therefore is conditional upon the approval of GSK's shareholders at a General Meeting which is expected to be held in the fourth quarter of 2014.  The Transaction is also conditional upon other matters, including receiving certain anti-trust approvals.Completion of the Transaction is anticipated to occur during the first half of 2015.

Capital return

GSK plans to use net after tax cash proceeds of $7.8 billion to fund a capital return of £4 billion to shareholders following completion of the transaction. This return is expected to be implemented through a B share scheme in 2015, subject to approvals. Specific details related to the execution of the B share scheme will be sent to shareholders in due course.

Following implementation of the B share scheme, GSK would not make any further share repurchases in 2015 but will review the potential for future share buy backs from 2016 in line with its usual annual cycle and subject to its current return and rating criteria.

V A Whyte
Company Secretary
22 April 2014

Teleconferences and Presentation

A media teleconference will be held today at 7.30am BST:

UK Free Phone:                                  0800 783 0906
US Free Phone:                                   866 804 8688
US Toll:                                                718 354 1175
International Free Phone:                  01296 480 100
Access Numbers:                               http://www.btconferencing.com/globalaccess/?bid=54_attended
Confirmation Code:                            452 996

Analysts/investors teleconferences will be held today at 10.30am and 3.00pm BST:

UK Free Phone:                                  0800 783 0906
US Free Phone:                                   866 804 8688
US Toll:                                                718 354 1175
International Free Phone:                  01296 480 100
Access Numbers:                               http://www.btconferencing.com/globalaccess/?bid=54_attended
Confirmation Code:                            401 617 81

A presentation for analysts and investors is available on GSK's website: www.gsk.com

GSK enquiries:
UK Media enquiries:	David Mawdsley	+44 (0) 20 8047 5502	(London)
	Simon Steel	+44 (0) 20 8047 5502	(London)
	David Daley	+44 (0) 20 8047 5502	(London)
	Catherine Hartley	+44 (0) 20 8047 5502	(London)
	Sarah Spencer	+44 (0) 20 8047 5502	(London)

US Media enquiries:	Stephen Rea	+1 215 751 4394	(Philadelphia)
	Melinda Stubbee	+1 919 483 2510	(North Carolina)
	Mary Anne Rhyne	+1 919 483 0492	(North Carolina)
	Sarah Alspach	+1 202 715 1048	(Washington)
	Jennifer Armstrong	+1 215 751 5664	(Philadelphia)

Analyst/Investor enquiries:	Ziba Shamsi	+44 (0) 20 8047 5543	(London)
	Kirsty Collins (SRI & CG)	+44 (0) 20 8047 5534	(London)
	Tom Curry	+ 1 215 751 5419	(Philadelphia)
	Gary Davies	+44 (0) 20 8047 5503	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)
	Lucy Singah	+44 (0) 20 8047 2248	(London)
Advisor enquiries:
Lazard	David Gluckman	+1 212 632 1397
	Andrew Dickinson	+44 20 7187 2000
Richard Shaw

Zaoui & Co	Yoel Zaoui	+44 20 7290 5580
Michael Zaoui

GSK - one of the world's leading research-based pharmaceutical and healthcare companies - is committed to improving the quality of human life by enabling people to do more, feel better and live longer.  For further information please visit www.gsk.com.

Information regarding forward-looking statements

This announcement includes statements that are, or may be deemed to be, "forward-looking statements". These forward-looking statements can be identified by the use of forward-looking terminology, including the terms "believes", "estimates", "plans", "projects", "anticipates", "expects", "intends", "may", "will", or "should" or, in each case, their negative or other variations or comparable terminology, or by discussions of strategy, plans, objectives, goals, future events or intentions. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this announcement and include, but are not limited to, statements regarding GSK's intentions, beliefs or current expectations concerning, among other things, GSK's business, results of operations, financial position, prospects, growth, strategies and the industry in which it operates as well as those of the Novartis businesses that are the subject of the transaction. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. Forward-looking statements are not guarantees of future performance and the actual results of GSK's operations and financial position, and the development of the markets and the industry in which GSK operates, may differ materially from those described in, or suggested by, the forward-looking statements contained in this announcement. The same applies in respect of the Novartis Businesses that are the subject of the transaction. In addition, even if the results of operations, financial position and the development of the markets and the industry in which GSK operates are consistent with the forward-looking statements contained in this announcement, those results or developments may not be indicative of results or developments in subsequent periods. A number of factors could cause results and developments to differ materially from those expressed or implied by the forward-looking statements including, without limitation, general economic and business conditions, industry trends, competition, changes in regulation, currency fluctuations, changes in its business strategy, political and economic uncertainty and other factors discussed in this announcement.

Forward-looking statements may, and often do, differ materially from actual results. Any forward-looking statements in this announcement speak only as of their respective dates, reflect GSK's current view with respect to future events and are subject to risks relating to future events and other risks, uncertainties and assumptions relating to GSK's operations, results of operations and growth strategy. You should specifically consider the factors identified in this document, in addition to the risk factors that may affect GSK's operations which are described under "Risk Factors" in the Company's 2013 Annual Report on Form 20-F, which could cause actual results to differ before making any decision in relation to the Transaction as well as those of the Novartis businesses that are the subject of the transaction. Subject to the requirements of the FCA, the London Stock Exchange, the Listing Rules and the Disclosure and Transparency Rules (and/or any regulatory requirements) or applicable law, GSK explicitly disclaims any obligation or undertaking publicly to release the result of any revisions to any forward-looking statements in this announcement that may occur due to any change in GSK's expectations or to reflect events or circumstances after the date of this announcement.

No statement in this document is intended as a profit forecast or profit estimate and no statement in this document should be interpreted to mean that the earnings per share of GSK, as altered by the Transaction will necessarily match or exceed the historical or published earnings per share of GSK or the relevant entities which form the basis for the Transaction

This summary should be read in conjunction with the full text of this announcement.
GlaxoSmithKline plc - Proposed 3-part transaction with Novartis

Introduction

GSK today announces that it has reached agreement with Novartis on a major 3-part transaction involving its Consumer Healthcare and Oncology businesses and Novartis' Vaccines and OTC (over-the-counter) Consumer Healthcare businesses.

The Transaction with Novartis comprises three inter-conditional components, consisting of:

(i) the creation of a Consumer Healthcare joint venture (JV), combining GSK's Consumer Healthcare business and Novartis' OTC Consumer Healthcare business (the "Consumer Healthcare Joint Venture");

(ii)         the acquisition by GSK of Novartis' global Vaccines Business, including its meningitis portfolio and antigen manufacturing facilities, but excluding influenza vaccines (the "Vaccines Acquisition"); and

(i)         the divestment of GSK's marketed Oncology portfolio, related R&D activities and rights to its AKT inhibitor and the grant of commercialisation partner rights for future oncology products to Novartis (the "Oncology              Disposal").

Summary of principal terms and conditions of the Transaction

This section provides information about the material terms and conditions of the Transaction, its constituent parts and the agreements entered into today by GSK and Novartis in that regard. Payment terms have been agreed in US dollars ($).

Consumer Healthcare Joint Venture

GSK and Novartis have today entered into contribution agreements under which, upon completion of the Transaction, GSK and Novartis will create the Consumer Healthcare Joint Venture to hold GSK's Consumer Healthcare business and Novartis' OTC Consumer Healthcare business. In consideration of these contributions, GSK will have a controlling 63.5% equity interest in the joint venture company, with Novartis' interest being 36.5%.

The JV will operate under the GSK Consumer Healthcare name and would operate in all territories where GSK and Novartis have a presence in those businesses, with the exception of India and Nigeria where GSK will continue to hold directly its interests in its listed subsidiaries.

The JV will be consolidated in GSK's financial statements and will have no external debt.

GSK will assume control of Novartis' OTC manufacturing network. This includes Novartis' facility in Lincoln, Nebraska. Remedial actions to address the manufacturing issues identified at the Nebraska site have been underway since 2012 and re-supply of certain products started in November 2013. At present it is not possible to determine when the site will resume full operations. Production and re-supply of products is expected to increase and be phased over the next 2 years.

The joint venture is the subject of a shareholders' agreement between GSK and Novartis, under which GSK will have 7 directors and Novartis 4 directors on the board of the joint venture company. GSK will have control of the joint venture company through the board, while Novartis will enjoy customary minority shareholder protections.

Novartis has the right to exit its investment in the joint venture company via a put option to GSK at an expert-determined market valuation.  The put option is exercisable in certain windows in the period from the third to the twentieth anniversary of closing of the Transaction.  The put option may be exercised either in respect of Novartis' entire holding in the joint venture company at any given point or in instalments of 7.5% (with a final instalment of 14%).   If the put option is exercised in instalments, a waiting period of 18 months applies between option exercises.

GSK and Novartis are subject to restrictions regarding the transfer of their respective interests in the joint venture company to third parties.  As an exception to these restrictions, Novartis will be free to sell its shares to a third party (subject to GSK's right of first refusal) following expiry of the put option arrangements described above.  In addition, GSK is free to sell its shares to a third party following the third anniversary of closing of the Transaction, subject to Novartis having a right of first refusal and a tag right entitling it to require its shares to be sold as part of any sale by GSK.

Vaccines Acquisition

GSK and Novartis have today entered into a share and business sale agreement under which, upon completion of the Transaction, Novartis' global Vaccines Business (including relevant corporate entities but excluding influenza vaccines) will be sold to GSK.

The consideration payable by GSK under this agreement comprises:

(i) $5.25 billion payable at closing (which is subject to customary adjustment for levels of cash, debt and working capital);

(ii) the following pipeline-related milestone payments:

    (a)  $450 million upon FDA regulatory approval for Novartis' MenABCWY vaccine product;

    (b)  $450 million in the event that Bexsero achieves an agreed annual net sales threshold;

    (c)  $450 million upon achievement of an agreed milestone relating to ACIP regulatory recommendations in respect of either Novartis' MenABCWY vaccine product or Bexsero; and

(d) $450 million upon achievement of an agreed milestone relating to ACIP regulatory recommendations in respect of Novartis' Group B streptococcus vaccine ("GBS"); and

(iii) annual royalty payments at the rate of 10% on certain net sales of the above products.

Oncology Disposal

GSK and Novartis have today entered into a sale agreement under which GSK has agreed to sell, upon completion of the Transaction, the rights to GSK's currently marketed oncology portfolio, related R&D activities and its AKT inhibitor currently in development as well as to grant Novartis preferred partner rights for future commercialisation of GSK oncology products for an aggregate cash consideration of $16 billion. Up to $1.5 billion of this cash consideration depends on the results of the COMBI-d trial, a Phase III study evaluating the safety and efficacy of the combination of Tafinlar (BRAF) and Mekinist (MEK) versus BRAF monotherapy.

COMBI-d is a Phase III trial studying the combination of BRAF/MEK in patients with unresectable or metastatic melanoma, as compared to BRAF monotherapy. The trial reported positive progression free survival (primary endpoint) data in January 2014, and is being continued to evaluate its secondary endpoint of overall survival. The data on overall survival is estimated to read out in late 2014 or early 2015.

GSK will enter into a manufacturing supply agreement for the transferred products with Novartis for an initial period of 5 years.

The cash consideration is subject to customary adjustment for levels of working capital.

GSK will retain its early-stage R&D pipeline and discovery capability, as well as certain product rights outside of oncology for Arzerra.

The preferred partner rights granted by GSK to Novartis are for a period of 12.5 years from closing of the Transaction and relate to co-development and commercialisation opportunities relating to GSK oncology development products.

Inter-conditionality and Long-stop date

The Consumer Healthcare Joint Venture, the Vaccines Acquisition and the Oncology Disposal are inter-conditional.  As such, none of the Transaction's constituent parts will close unless the conditions to the other parts are satisfied or, where applicable, waived.  The various conditions to the Transaction and its constituent parts must be satisfied (or, where applicable, waived) within 18 months (or such other date as GSK and Novartis may agree).  If that does not occur, the Transaction will terminate.

Conditions to completion

The Transaction constitutes a Class 1 transaction for the purposes of the FCA's Listing Rules and is therefore conditional upon the approval of GSK's shareholders at a General Meeting. Until such time as the Transaction is approved by GSK's shareholders, the Transaction is also conditional upon the Novartis Board not withdrawing approval of the Transaction that it has announced today.

GSK has agreed that its Board will recommend that shareholders vote in favour of the resolution approving the Transaction at the General Meeting (the "GSK Recommendation").  The Novartis Board has today approved the Transaction as being in the best interests of Novartis and its shareholders as a whole (the "Novartis Approval").  The GSK Recommendation and the Novartis Approval are both subject to provisions that allow them to be withdrawn on account of fiduciary duties.

In addition, the Transaction and its constituent parts are subject to certain other conditions, including the following material conditions:

• the receipt of anti-trust clearances by GSK and Novartis in respect of the constituent parts of the Transaction, including EU merger clearance and expiry of the HSR waiting periods;

• no material adverse event in relation to the businesses of either GSK or Novartis which are part of the Transaction; and

• certain other regulatory matters and approvals and certain third party consents.

GSK and Novartis will also conduct consultations with staff, works councils and trade unions and other employee representatives as appropriate and in accordance with applicable requirements and legislation.

Exclusivity and termination fees

GSK and Novartis have agreed exclusivity and non-solicit arrangements which apply until the earlier of completion or termination of the Transaction.  Under these arrangements, GSK and Novartis have agreed, inter alia, that they, members of their respective groups and their respective representatives shall not enter into any agreement, discussion or process with any third party in relation to the assets which form part of the Transaction.  In addition to these provisions, in the event that GSK or Novartis receives any proposal or offer relating to such assets, it is, during the exclusivity period, obliged to notify the other party with details of the proposal or offer.

GSK has agreed to pay Novartis a termination fee of $900 million by way of compensation:

(i)         (subject to limited exceptions) in the event that: the General Meeting is not held within 18 months; the Shareholder Resolution is voted down at the General Meeting; or the GSK Directors adversely change, withdraw or              qualify the GSK Recommendation and the Shareholder Resolution is not then passed within eight weeks; or

(ii) in certain specified circumstances where anti-trust clearance is not obtained for the Vaccines Acquisition; or

(iii)        in certain specified circumstances where anti-trust clearance is not obtained for the creation of the Consumer Healthcare Joint Venture as a result of GSK's non-compliance with agreed co-operation undertakings between it               and Novartis.

Novartis has agreed to pay GSK a termination fee of $900 million by way of compensation:

(i)         in circumstances where the Novartis Board adversely changes, withdraws or qualifies the Novartis Approval prior to the General Meeting (which, action as described in "Conditions to Completion" above, would cause a             condition to the Transaction not to be satisfied); or

(ii) in certain specified circumstances where anti-trust clearance is not obtained for the Oncology Disposal; or

(iii)        in certain specified circumstances where anti-trust clearance is not obtained for the creation of the Consumer Healthcare Joint Venture as a result of Novartis' non-compliance with agreed co-operation undertakings between               it and GSK.

Other terms

GSK and Novartis have, under the agreements relating to the Transaction and its constituent parts, given customary representations, warranties, covenants and indemnities to each other, including undertakings regarding achieving satisfaction of the conditions to which the Transaction and its constituent parts are subject as well as regarding the conduct of their respective businesses pending completion.

GSK and Novartis have each provided undertakings, on customary terms and for agreed duration, not to compete with the business of the Consumer Healthcare Joint Venture.  In addition, GSK has given a non-compete undertaking, on customary terms and for agreed duration, in respect of the Oncology portfolio to be sold to Novartis, with Novartis giving a similar undertaking in respect of the Vaccines business to be sold to GSK.

The Transaction excludes the Dutch and French businesses where there is a local works council. In those jurisdictions, GSK and Novartis have today received irrevocable options to require the other party or the Consumer Healthcare Joint Venture to acquire such businesses subject to completion of the consultation process with the applicable works councils.  A period of exclusivity has been agreed by GSK and Novartis in respect of these businesses.

Summary terms of option arrangements in respect of Novartis' influenza vaccines business

GSK understands that Novartis has initiated a separate sale process in respect of its influenza vaccines business.  Whilst Novartis' influenza vaccines business is therefore excluded from the inter-conditional Transaction, GSK and Novartis have agreed a future option arrangement in respect of that business.

Under this arrangement, Novartis will have the right during an 18 month period (beginning no later than 18 months time or, in certain agreed circumstances, from 9 months time) to require GSK to acquire Novartis' entire influenza vaccines business for $250million (or certain parts thereof at pro rata consideration) (the "Put Option").  GSK will receive a fee of $5 million in consideration of the grant of the Put Option.  Any acquisition by GSK under the Put Option would be conditional on, inter alia, applicable anti-trust approvals.  In the event that the Put Option is exercised but the sale pursuant to it cannot close, GSK has agreed that it will nevertheless pay up to $250 million to Novartis in certain specified circumstances by way of compensation for the failed option exercise. The exact amount of the compensation payment depends on which assets were to be sold under the Put Option.

This option arrangement, which is conditional on approval of the GSK Shareholder Resolution, would lapse in the event that the separate 3-part Transaction does not close.

Expected timetable to completion

A circular setting out further details on the Transaction, including the resolution seeking approval, is expected to be sent to GSK shareholders in the third quarter of 2014. Subject to the timing of receipt of anti-trust and regulatory clearances, and to the completion of necessary employee consultation procedures, GSK expects the General Meeting to be convened in the fourth quarter of 2014, with completion of the Transaction anticipated to occur during the first half of 2015.

Board Recommendation

GSK's Board consider the terms of the Transaction and the Put Option to be fair and reasonable. GSK's Board intends unanimously to recommend that shareholders vote in favour of the Shareholder Resolution to be proposed at the General Meeting.

The Board has received financial advice from Lazard and Zaoui & Co. In providing advice to GSK's Board, Lazard and Zaoui & Co. have each relied upon the GSK's directors' commercial assessments of the Transaction and the Put Option.

Advisers

Lazard and Zaoui & Co are acting as joint financial advisers in connection with the Transaction.  In addition, GSK has received financial advice from Citi and Arkle Associates. Lazard and Citi are acting as joint sponsors for the Transaction.

Sources of information and bases of calculation

a.   Unless otherwise stated, the financial information relating to GSK is extracted from the audited consolidated financial statements of GSK for the financial year to which it relates, prepared in accordance with IFRS.

b.   Unless otherwise stated, the financial information relating to Novartis is extracted from the audited consolidated financial statements of Novartis for the financial year to which it relates, prepared in accordance with IFRS.

c. Unless otherwise stated, exchange rates of £1 = US$1.68 have been used, being the exchange rates at 11.00 a.m. in London on 17 April 2014.

Appendix

Information on the assets and businesses subject to the Transaction

The Novartis global Vaccines Business is the business of research, development, manufacture, sales, marketing and commercialisation of vaccines for human use (and ingredients used in such vaccines) as currently conducted by Novartis through various divisions (but excluding influenza vaccines).  The principal assets include: Novartis' meningitis portfolios; its DT antigen bulk manufacturing facilities at Marburg, and its manufacturing and R&D sites in Italy (Rosia and Siena); and pipeline vaccines, including its group B streptococcus vaccine and MenABCWY combination vaccine.  The business employs approximately 5,000 people.

The Novartis OTC Consumer Healthcare business comprises Novartis' Wellness, Nutrition and Skin Care businesses together with its OTC pipeline and related manufacturing network.  The principal brands are: Benefiber, Excedrin, Fensitil, Gas-X, Lamisil, Maalox, Nicotinell, Otrivin, Prevacid, Sinecod, Theraflu, Triaminic, and Voltaren. The business employs approximately 6,100 people.

GSK's marketed Oncology portfolio comprises the rights to GSK's currently marketed oncology assets (Votrient, Arzerra, Promacta/Revolade, Tykerb/Tyverb, Tafinlar, Mekinist, Arranon, Hycamtin, Zofran, Argatroban and Alkeran). Also being sold to Novartis are the rights to GSK's AKT inhibitor, currently in development.  This business employs approximately 2,200 people.

Novartis' influenza vaccines business, which is the subject of the Put Option, comprises Novartis' business of research, development, manufacture, sales, marketing and commercialisation of influenza vaccines for human use (and ingredients used in such vaccines), including its cell-based business and egg-based business and its manufacturing sites at Speke in the UK and Holly Springs in the US.

Attributable profits for 2011-2013

The table below sets out the attributable operating profits for 2011-2013 on a core and total basis and gross assets at historical cost at 31 December 2013 which has been prepared, in accordance with each party's IFRS accounting policies, and are unaudited. All of Novartis' financial information has been translated from US$ to £ Sterling using a convenience translation rate of $1.68:£1.

	Attributable profits						Gross assets at 31.12.13
	2011		2012		2013
£ billion	Core	Total	Core	Total	Core	Total

Novartis OTC Consumer Healthcare business	0.4	0.3	0.1	-	0.2	0.1	1.3

Novartis global Vaccines Business (excluding influenza)	(0.1)	(0.3)	(0.2)	(0.2)	(0.1)	(0.2)	1.7

Novartis influenza Vaccines business	-	-	(0.1)	(0.1)	(0.1)	(0.1)	0.7

GSK Oncology business	-	-	0.1	0.1	0.2	0.2	0.9

Definitions

"ACIP"	means the Advisory Committee on Immunization Practices to the US Center for Disease Control and Prevention;
"Arkle Associates"	means Arkle Associates LLP;
"Citi"	means Citigroup Global Markets Limited;
"Consumer Healthcare Joint Venture"
means the joint venture company operating under the name GSK Consumer Healthcare and combining GSK's Consumer Healthcare business and Novartis' over-the-counter Consumer Healthcare business, in which GSK will have a 63.5% equity interest and Novartis a 36.5% equity interest;

"Core results - GSK"
means  results that exclude the following items from total results: amortisation and impairment of intangible assets (excluding computer software) and goodwill; major restructuring costs, including those costs following material acquisitions; legal charges (net of insurance recoveries) and expenses on the settlement of litigation and government investigations, and acquisition accounting adjustments relating to the consolidation of material acquisitions, disposals of associates, products and businesses, other operating income other than royalty income and other items, together with the tax effects of all of these items;

"Core results - Novartis"
means results that exclude the following items from total results: amortisation of intangible assets, impairment charges, expenses relating to the integration of acquisitions as well as other income and expense items that are, or are expected to accumulate within the year to be, over a $25 million threshold that management deems exceptional;

"Disclosure and Transparency Rules"
means the rules and regulations made by the FCA in its capacity as the UK Listing Authority under Part 6 of the Financial Services and Markets Act 2000, and contained in the UK Listing Authority's publication of the same name;

"FCA"	means the Financial Conduct Authority;
"FDA"	means the US Food and Drug Administration;
"General Meeting"	means the general meeting of GSK's shareholders at which the Shareholder Resolution will be voted on;
"Group"	means GSK, its subsidiaries and its subsidiary undertakings;
"HSR"	means the US Hart-Scott-Rodino Antitrust Improvements Act of 1976;
"IFRS"	means the International Financial Reporting Standards, published by the International Accounting Standards Board and as amended from time to time;
"Lazard"	means Lazard Frères & Co. LLC and Lazard & Co., Limited;
"Listing Rules"
means the rules and regulations made by the FCA in its capacity as the UK Listing Authority under Part 6 of the Financial Services and Markets Act 2000, and contained in the UK Listing Authority's publication of the same name;

"Shareholder Resolution"
means an ordinary resolution of GSK's shareholders to be voted on at the General Meeting, the purpose of which is to obtain approval for the Transaction and the Put Option as required by the Listing Rules;

"Transaction"
means the transaction between GSK and Novartis comprising the following three inter-conditional components: (i) the Consumer Healthcare Joint Venture; (ii) the Vaccines Acquisition; and (iii) the Oncology Disposal; and

"Zaoui & Co."	means Zaoui & Co. LLP.

Cautionary statement

The release, publication or distribution of this announcement in jurisdictions other than the United Kingdom may be restricted by law and therefore any persons who are subject to the laws of any jurisdiction other than the United Kingdom should inform themselves about, and observe, any applicable requirements. This announcement has been prepared for the purposes of complying with the Listing Rules and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws and regulations of any jurisdiction outside of England.

This announcement is not intended to, and does not constitute, or form part of, any offer to sell or an invitation to purchase or subscribe for any securities or a solicitation of any vote or approval in any jurisdiction. GSK shareholders are advised to read carefully the formal documentation in relation to the Transaction once it has been despatched. Any response to the proposals should be made only on the basis of the information in the formal documentation to follow.

Lazard is acting exclusively for GSK and for no one else in connection with the matters described in this document and is not, and will not be, responsible to anyone other than GSK for providing the protections afforded to clients of Lazard, nor for providing advice in connection with the matters described in this document. Lazard & Co. Limited is authorised and regulated in the United Kingdom by the FCA.

Zaoui & Co., which is authorised and regulated in the United Kingdom by the FCA, is acting exclusively for GSK and for no one else in connection with the matters described in this document and is not, and will not be, responsible to anyone other than GSK for providing the protections afforded to clients of Zaoui & Co., nor for providing advice in connection with the matters described in this document.

Citi, which is authorised by the Prudential Regulation Authority in the United Kingdom and regulated in the United Kingdom by the Prudential Regulation Authority and by the Financial Conduct Authority, is acting exclusively for GSK and for no one else in connection with the matters described in this document and is not, and will not be, responsible to anyone other than GSK for providing the protections afforded to clients of Citi, nor for providing advice in connection with the matters described in this document.

Arkle Associates, is acting exclusively for GSK and for no one else in connection with the matters described in this document and is not, and will not be, responsible to anyone other than GSK for providing the protections afforded to clients of Arkle Associates, nor for providing advice in connection with the matters described in this document.

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Registered Office: 980 Great West Road Brentford, Middlesex TW8 9GS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: April 22, 2014

By: VICTORIA WHYTE
------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc